                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                AMENDMENT NO. 2


                       Applied Analytical Industries, Inc.
                   -----------------------------------------
                                (Name of Issuer)



                         Common Stock, $0.001 par value
                   -----------------------------------------
                         (Title of Class of Securities)


                                    037939105
                   -----------------------------------------
                                 (CUSIP Number)



                            David J. Greenwald, Esq.
                              Goldman, Sachs & Co.
                                85 Broad Street
                            New York, New York 10004
                                 (212) 902-1000
                  --------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                November 10, 1998
                   -----------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]



                               Page 1 of 20 pages

--------------------------
CUSIP NO.
037939105
--------------------------

--------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or  I.R.S. Identification No. of  Above Person

         Goldman, Sachs & Co.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
                                                   (a) [ ]
                                                   (b) [ ]

--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds

         AF;WC;OO
--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)
                                                       [X]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

         New York
--------------------------------------------------------------------------------
Number of
Shares          7.  Sole Voting Power
Beneficially
Owned By                 0
Each            -------------------------------
Reporting       8.  Shared Voting Power
Person With
                         2,875,121
                -------------------------------
                9.  Sole Dispositive Power

                         0
                -------------------------------
                10. Shared Dispositive Power

                         2,875,121
                -------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          2,875,121
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Representing by Amount in Row (11)

          17.6%
--------------------------------------------------------------------------------
14.  Type of Reporting Person

          BD-PN-IA
--------------------------------------------------------------------------------



                               Page 2 of 20 pages

--------------------------
CUSIP NO.
037939105
--------------------------

--------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or  I.R.S. Identification No. of  Above Person

         The Goldman Sachs Group, L.P.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
                                                   (a) [ ]
                                                   (b) [ ]

--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds

         AF;OO
--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)
                                                       [ ]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
Number of
Shares          7.  Sole Voting Power
Beneficially
Owned By                 0
Each            -------------------------------
Reporting       8.  Shared Voting Power
Person With
                         2,875,121
                -------------------------------
                9.  Sole Dispositive Power

                         0
                -------------------------------
                10. Shared Dispositive Power

                         2,875,121
                -------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          2,875,121
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Representing by Amount in Row (11)

          17.6%
--------------------------------------------------------------------------------
14.  Type of Reporting Person

          HC-PN
--------------------------------------------------------------------------------



                               Page 3 of 20 pages

-------------------------
CUSIP NO.
037939105
-------------------------

--------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or  I.R.S. Identification No. of  Above Person

         GS Capital Partners II, L.P.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
                                                   (a) [ ]
                                                   (b) [ ]

--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds

         WC
--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)
                                                       [ ]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
Number of
Shares          7.  Sole Voting Power
Beneficially
Owned By                 0
Each            -------------------------------
Reporting       8.  Shared Voting Power
Person With
                         1,428,549
                -------------------------------
                9.  Sole Dispositive Power

                         0
                -------------------------------
                10. Shared Dispositive Power

                         1,428,549
                -------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          1,428,549
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Representing by Amount in Row (11)

          8.7%
--------------------------------------------------------------------------------
14.  Type of Reporting Person

          PN
--------------------------------------------------------------------------------



                               Page 4 of 20 pages

-------------------------
CUSIP NO.
037939105
-------------------------

--------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or  I.R.S. Identification No. of  Above Person

         GS Capital Partners II Offshore, L.P.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
                                                   (a) [ ]
                                                   (b) [ ]

--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds

         WC
--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)
                                                       [ ]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

         Cayman Islands
--------------------------------------------------------------------------------
Number of
Shares          7.  Sole Voting Power
Beneficially
Owned By                 0
Each            -------------------------------
Reporting       8.  Shared Voting Power
Person With
                         567,908
                -------------------------------
                9.  Sole Dispositive Power

                         0
                -------------------------------
                10. Shared Dispositive Power

                         567,908
                -------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          567,908
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Representing by Amount in Row (11)

          3.5%
--------------------------------------------------------------------------------
14.  Type of Reporting Person

          PN
--------------------------------------------------------------------------------



                               Page 5 of 20 pages

--------------------------
CUSIP NO.
037939105
--------------------------

--------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or  I.R.S. Identification No. of  Above Person

         GS Capital Partners II (Germany) Civil Law Partnership
         (with limitation of liability)
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
                                                   (a) [ ]
                                                   (b) [ ]

--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds

         WC
--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)
                                                       [ ]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

         Germany
--------------------------------------------------------------------------------
Number of
Shares          7.  Sole Voting Power
Beneficially
Owned By                 0
Each            -------------------------------
Reporting       8.  Shared Voting Power
Person With
                         52,691
                -------------------------------
                9.  Sole Dispositive Power

                         0
                -------------------------------
                10. Shared Dispositive Power

                         52,691
                -------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          52,691
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Representing by Amount in Row (11)

          0.3%
--------------------------------------------------------------------------------
14.  Type of Reporting Person

          PN
--------------------------------------------------------------------------------



                               Page 6 of 20 pages

--------------------------
CUSIP NO.
037939105
--------------------------

--------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or  I.R.S. Identification No. of  Above Person

         GS Advisors, L.P.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
                                                   (a) [ ]
                                                   (b) [ ]

--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds

         AF
--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)
                                                       [ ]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
Number of
Shares          7.  Sole Voting Power
Beneficially
Owned By                 0
Each            -------------------------------
Reporting       8.  Shared Voting Power
Person With
                         1,428,549
                -------------------------------
                9.  Sole Dispositive Power

                         0
                -------------------------------
                10. Shared Dispositive Power

                         1,428,549
                -------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          1,428,549
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]

 -------------------------------------------------------------------------------
13.  Percent of Class Representing by Amount in Row (11)

          8.7%
--------------------------------------------------------------------------------
14.  Type of Reporting Person

          PN
--------------------------------------------------------------------------------



                               Page 7 of 20 pages

-------------------------
CUSIP NO.
037939105
-------------------------

--------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or  I.R.S. Identification No. of  Above Person

         GS Advisors II (Cayman), L.P.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
                                                   (a) [ ]
                                                   (b) [ ]

--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds

         AF
--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)
                                                       [ ]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

         Cayman Islands
--------------------------------------------------------------------------------
Number of
Shares          7.  Sole Voting Power
Beneficially
Owned By                 0
Each            -------------------------------
Reporting       8.  Shared Voting Power
Person With
                         567,908
                -------------------------------
                9.  Sole Dispositive Power

                         0
                -------------------------------
                10. Shared Dispositive Power

                         567,908
                -------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          567,908
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Representing by Amount in Row (11)

          3.5%
--------------------------------------------------------------------------------
14.  Type of Reporting Person

          PN
--------------------------------------------------------------------------------



                               Page 8 of 20 pages

--------------------------
CUSIP NO.
037939105
--------------------------

--------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Goldman, Sachs & Co. oHG
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
                                                   (a) [ ]
                                                   (b) [ ]

--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds

         AF
--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)
                                                       [ ]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

         Germany
--------------------------------------------------------------------------------
Number of
Shares          7.  Sole Voting Power
Beneficially
Owned By                 0
Each            -------------------------------
Reporting       8.  Shared Voting Power
Person With
                         52,691
                -------------------------------
                9.  Sole Dispositive Power

                         0
                -------------------------------
                10. Shared Dispositive Power

                         52,691
                -------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          52,691
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Representing by Amount in Row (11)

          0.3%
--------------------------------------------------------------------------------
14.  Type of Reporting Person

          PN
--------------------------------------------------------------------------------



                               Page 9 of 20 pages

                               AMENDMENT NO. 2 TO
                                  SCHEDULE 13D
                         RELATING TO THE COMMON STOCK OF
                       APPLIED ANALYTICAL INDUSTRIES, INC.


     GS Capital Partners II, L.P. ("GSCP"), GS Capital Partners II Offshore, L.P. ("GSCP II Offshore"), GS Capital Partners II (Germany) Civil Law Partnership ("GSCP II Germany" and, together with GSCP and GSCP II Offshore, "GSCP II"), GS Advisors, L.P. ("GS Advisors"), GS Advisors II (Cayman), L.P. ("GS Advisors Cayman"), Goldman, Sachs & Co. oHG ("GS oHG"), Goldman, Sachs & Co. ("Goldman Sachs") and The Goldman Sachs Group, L.P. ("GS Group" and, together with GSCPII, GS Advisors, GS Advisors Cayman, GS oHG and Goldman Sachs, the "Filing Persons")/1/ hereby amend and supplement the statement on Schedule 13D filed with respect to the common stock, par value $.001 per share (the "Common Stock"), of Applied Analytical Industries, Inc., a Delaware corporation (the "Company"), as most recently amended by Amendment No. 1 thereto dated July 2, 1997 (as amended, the "Schedule 13D"). Goldman Sachs and GS Group may be deemed, for purposes of this Statement, to beneficially own 2,276,832 shares of Common Stock through GSCPII and certain other limited partnerships (the "Other Limited Partnerships" and, together with GSCP, GSCP II Offshore and GSCP II Germany, the "Limited Partnerships") of which affiliates of Goldman Sachs and GS Group are the general partner or the managing general partner. Goldman Sachs and GS Group each disclaim beneficial ownership of shares of Common Stock beneficially owned by the Limited Partnerships to the extent of partnership interests in the Limited Partnerships held by persons other than Goldman Sachs, GS Group or their affiliates. Goldman Sachs and GS Group may also be deemed to beneficially own shares of Common Stock held in client accounts with respect to which Goldman Sachs or employees of Goldman Sachs have voting or investment discretion, or both ("Managed Accounts"). Goldman Sachs and GS Group each disclaim beneficial ownership of the shares of Common Stock held in Managed Accounts. Goldman Sachs and GS Group may also be deemed to beneficially own from time to time shares of Common Stock acquired in ordinary course trading activities by Goldman Sachs. Unless otherwise indicated, all capitalized terms not otherwise defined herein shall have the same meanings as those set forth in the Schedule 13D.

     This Amendment No. 2 is being filed to report an increase in the percentage of the outstanding shares of Common Stock beneficially owned by the Filing Persons, which change resulted from an increase in the number of Shares held in Managed Accounts.

---------------------
/1/Neither the present filing nor anything contained herein shall be construed as an admission that any Filing Person constitutes a "person" for any purposes other than Section 13(d) of the Securities Exchange Act of 1934.



                               Page 10 of 20 pages

Item 2 is hereby amended as follows:

Item 2.  Identity and Background
         -----------------------

     The name, business address, present principal occupation or employment and citizenship of each director and of each member of the executive committee of GS Corp. and GS L.L.C. and of each member of the executive committee of GS Group and Goldman Sachs are set forth in the amended Schedule I hereto, to read in its entirety as attached hereto, and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of GS Advisors, Inc. and GS Advisors II, Inc., each a Delaware corporation, that serves as the sole general partner of GS Advisors and GS Advisors Cayman, respectively, are set forth in the amended Schedules II-A-i and II-A-ii hereto, to read in their entirety as attached hereto, respectively, and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each Managing Director of Goldman, Sachs & Co. Finanz GmbH which is the managing general partner of GS oHG are set forth in the amended Schedule II-B hereto, to read in its entirety as attached hereto, and are incorporated herein by reference.

     During the last five years, none of the Filing Persons, or to the knowledge of each of such Filing Persons, any of the persons listed on Schedule I, II-A-i, II-A-ii or II-B hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth in Schedule III hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.


Item 3 is hereby amended as follows:

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

     Schedule IV attached hereto sets forth transactions in the Common Stock which have been effected during the period from September 11, 1998 through November 16, 1998, all of which were effected in the ordinary course of business of Goldman Sachs. The total consideration (exclusive of commissions) for shares of Common Stock purchased during this period was approximately $5,741,754.98. Funds for ordinary course trading purchases came from working capital. Funds for the purchase of shares of Common Stock held in Managed Accounts came from client funds.


Item 5 is hereby amended as follows:

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

     (a) As of November 16, 1998, GSCP beneficially owned, and GS Advisors may be deemed to have beneficially owned, an aggregate of 1,428,549 shares of Common Stock, representing in the aggregate approximately 8.7% of the shares of the Common Stock reported to be outstanding in the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1998 (the "Company's 10-Q").

     As of November 16, 1998, GSCP II Offshore beneficially owned, and GS Advisors Cayman may be deemed to have beneficially owned, an aggregate of 567,908 shares of Common Stock, representing in the aggregate approximately 3.5% of the shares of the Common Stock reported to be outstanding in the Company's 10-Q.

     As of November 16, 1998, GSCP II Germany beneficially owned, and GS oHG may be deemed to have beneficially owned, an aggregate of 52,691 shares of Common Stock, representing in the aggregate approximately 0.3% of the shares of the Common Stock reported to be outstanding in the Company's 10-Q.

     As of November 16, 1998, each of Goldman Sachs and GS Group may be deemed to have beneficially owned an aggregate of 2,875,121 shares of Common Stock, including (i) the shares of Common Stock beneficially owned by the Limited Partnerships described above, (ii) 227,684 shares of Common Stock beneficially owned by the Other Limited Partnerships, (iii) 40 shares of Common Stock acquired in ordinary course trading activities, and (iv) 598,249 shares of
Common Stock held in Managed Accounts, representing in the aggregate approximately 17.6% of the Common Stock reported to be outstanding in the Company's 10-Q.



                              Page 11 of 20 pages

     GS Group and Goldman Sachs each disclaim beneficial ownership of (i) the shares of Common Stock beneficially owned by the Limited Partnerships to the extent of partnership interests in the Limited Partnerships held by persons other than GS Group, Goldman Sachs or their affiliates and (ii) shares of Common Stock held in Managed Accounts.

     None of the Filing Persons beneficially owns any shares of Common Stock as of November 16, 1998 other than as set forth herein.

     (c) Schedule IV sets forth transactions in the Common Stock which have been effected during the period from September 11, 1998 through November 16, 1998, all of which were effected in the ordinary course of business of Goldman Sachs. The transactions in the Common Stock, described in Schedule IV, were effected in the NASDAQ National Market. The total consideration (exclusive of commissions) for the shares of Common Stock purchased during this period was approximately $5,741,754.98.

     Except as set forth on Schedule IV, no transactions in the Common Stock were effected by the Filing Persons, or, to the knowledge of any of the Filing Persons, any of the Limited Partnerships that is not a Filing Person or any of the persons listed on Schedules I, II-A-i, II-A-ii or II-B hereto, during the period from September 11, 1998 through November 16, 1998.

     (d) Except for clients of Goldman Sachs who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock held in Managed Accounts, no other person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by any Filing Person.



                               Page 12 of 20 pages

                                    SIGNATURE
                                    ---------


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 18, 1998


                                 GOLDMAN, SACHS & CO.

                                 By:/s/ Hans L. Reich
                                    ----------------------------------------
                                 Name:  Hans L. Reich
                                 Title: Attorney-in-fact


                                 THE GOLDMAN SACHS GROUP,L.P.

                                 By:/s/ Hans L. Reich
                                    ----------------------------------------
                                 Name:  Hans L. Reich
                                 Title: Attorney-in-fact


                                 GS CAPITAL PARTNERS II, L.P.

                                 By:/s/ Hans L. Reich
                                    ----------------------------------------
                                 Name:  Hans L. Reich
                                 Title: Attorney-in-fact


                                 GS  CAPITAL PARTNERS II OFFSHORE, L.P.

                                 By:/s/ Hans L. Reich
                                    ------------------------------------------
                                 Name:  Hans L. Reich
                                 Title: Attorney-in-fact


                                 GS CAPITAL PARTNERS II (GERMANY) CIVIL LAW PARTNERSHIP (with limitation of liability)

                                 By:/s/ Hans L. Reich
                                    ----------------------------------------
                                 Name:  Hans L. Reich
                                 Title: Attorney-in-Fact


                                 GS ADVISORS, L.P.

                                 By:/s/ Hans L. Reich
                                    ----------------------------------------
                                 Name:  Hans L. Reich
                                 Title: Attorney-in-fact


                                 GS ADVISORS II (CAYMAN), L.P.

                                 By:/s/ Hans L. Reich
                                    -----------------------------------------
                                 Name:  Hans L. Reich
                                 Title: Attorney-in-fact


                                 GOLDMAN, SACHS & CO. oHG

                                 By:/s/ Hans L. Reich
                                    -----------------------------------------
                                 Name:  Hans L. Reich
                                 Title: Attorney-in-Fact



                               Page 13 of 20 pages



                                                     SCHEDULE I
                                                     ----------


                  The name of each  director of The Goldman  Sachs  Corporation  and The Goldman,  Sachs &
         Co. L.L.C. and of each member of the executive  committees of The Goldman Sachs Corporation,  The
         Goldman Sachs & Co. L.L.C.,  The Goldman Sachs Group, L.P. and Goldman,  Sachs & Co. is set forth below.

                  The  business address of each person listed  below except  John L. Thornton  is 85 Broad
         Street, New York, NY 10004.  The business address of John L. Thornton is 133 Fleet Street, London
         EC4A 2BB,  England.  Each  person  is a  citizen  of the  United States of America.  The  present principal  occupation or employment of each  of the listed  persons is as a managing  director of
         Goldman, Sachs & Co. or another  Goldman Sachs  operating entity and as a member of the executive committee.


         Jon Z. Corzine

         Henry M. Paulson, Jr.

         Roy J. Zuckerberg

         Robert J. Hurst

         John A. Thain

         John L. Thornton



                                                Page 14 of 20 pages



                                                  SCHEDULE II-A-i
                                                  ---------------


         The name,  position  and  present  principal  occupation  of each  director  and  executive  officer of GS
Advisors,  Inc., the sole general  partner of GS Advisors,  L.P.,  which is the sole general  partner of GS Capital
Partners II, L.P., are set forth below.

         The business  address for all the executive  officers and directors  listed below except Henry Cornell and
Barry S. Volpert is 85 Broad Street,  New York, New York 10004.  The business  address of Henry Cornell is 3 Garden
Road, Hong Kong.  The business address of Barry S. Volpert is 133 Fleet Street, London EC4A 2BB, England.

         All executive officers and directors listed below are United States citizens.

 Name                                    Position                               Present Principal Occupation
 -----------------------------------------------------------------------------------------------------------

 Richard A. Friedman                     Director/President                     Managing Director of Goldman, Sachs & Co.

 Terence M. O'Toole                      Director/Vice President                Managing Director of Goldman, Sachs & Co.

 Elizabeth S. Cogan                      Treasurer                              Managing Director of Goldman, Sachs & Co.

 Joseph H. Gleberman                     Director/Vice President                Managing Director of Goldman, Sachs & Co.

 Henry Cornell                           Vice President                         Managing Director of Goldman Sachs (Asia) L.L.C.

 Barry S. Volpert                        Director/Vice President                Managing Director of Goldman Sachs International

 Eve M. Gerriets                         Vice President/Secretary               Vice President of Goldman, Sachs & Co.

 David J. Greenwald                      Assistant Secretary                    Vice President of Goldman, Sachs & Co.

 C. Douglas Fuge                         Assistant Treasurer                    Managing Director of Goldman, Sachs & Co.

 Katherine B. Enquist                    Vice President                         Vice President of Goldman, Sachs & Co.



                                                Page 15 of 20 pages



                                                  SCHEDULE II-A-ii
                                                  ----------------


         The name,  position  and  present  principal  occupation  of each  director  and  executive  officer of GS
Advisors II, Inc., the sole general  partner of GS Advisors II (Cayman),  L.P.,  which is the sole general  partner of GS Capital Partners II Offshore, L.P., are set forth below.

         The business  address for all the executive  officers and directors  listed below except Henry Cornell and
Barry S. Volpert is 85 Broad Street,  New York, New York 10004.  The business  address of Henry Cornell is 3 Garden
Road, Hong Kong.  The business address of Barry S. Volpert is 133 Fleet Street, London EC4A 2BB, England.

         All executive officers and directors listed below are United States citizens.

 Name                                    Position                               Present Principal Occupation
 -----------------------------------------------------------------------------------------------------------

 Richard A. Friedman                     Director/President                     Managing Director of Goldman, Sachs & Co.

 Terence M. O'Toole                      Director/Vice President                Managing Director of Goldman, Sachs & Co.

 Elizabeth S. Cogan                      Treasurer                              Managing Director of Goldman, Sachs & Co.

 Joseph H. Gleberman                     Director/Vice President                Managing Director of Goldman, Sachs & Co.

 Henry Cornell                           Vice President                         Managing Director of Goldman Sachs (Asia) L.L.C.

 Barry S. Volpert                        Director/Vice President                Managing Director of Goldman Sachs International

 Eve M. Gerriets                         Vice President/Secretary               Vice President of Goldman, Sachs & Co.

 David J. Greenwald                      Assistant Secretary                    Vice President of Goldman, Sachs & Co.

 C. Douglas Fuge                         Assistant Treasurer                    Managing Director of Goldman, Sachs & Co.

 Katherine B. Enquist                    Vice President                         Vice President of Goldman, Sachs & Co.



                                                Page 16 of 20 pages



                                                  SCHEDULE II-B
                                                  -------------



         The name,  position and present occupation of each executive officer and director of Goldman,  Sachs & Co.
Finanz GmbH which is the sole managing general partner of Goldman, Sachs & Co. oHG are set forth below.

         The business  address for each of the executive officers and  directors listed below is MesseTurm,  60308
Frankfurt am Main, Germany.

         Of the directors and  executive officers listed below,  Scott B. Kapnick is a United States citizen, Robert H.
Jolliffe is a citizen of Great Britain, Paul M. Achleitner is a citizen of Austria, and Ernst E. Tschoeke and Stefan J.
Jentzsch are citizens of Germany.


Name                                    Position                               Present Principal Occupation
-----------------------------------------------------------------------------------------------------------

Paul M. Achleitner                      Managing Director                       Managing Director of Goldman, Sachs & Co. oHG

Ernst E. Tschoeke                       Managing Director                       Executive Director of Goldman, Sachs & Co. oHG

Stefan J. Jentzsch                      Managing Director                       Managing Director of Goldman, Sachs & Co. oHG

Robert H. Jolliffe                      Managing Director                       Executive Director of Goldman, Sachs & Co. oHG

Scott B. Kapnick                        Managing Director                       Managing Director of Goldman, Sachs & Co. oHG



                                                Page 17 of 20 pages



                                                   SCHEDULE III
                                                   ------------


         In  Securities  and  Exchange  Commission  Administrative  Proceeding  File No.  3-8282  In the  Matter of
Goldman, Sachs & Co., Goldman, Sachs & Co. (the "Firm"), without admitting or denying any of the SEC's allegations, settled  administrative  proceedings involving  alleged books and  records and  supervisory violations  relating to eleven trades of U.S. Treasury securities in the secondary markets in 1985 and 1986.  The SEC alleged that the Firm had failed to maintain certain records required pursuant to  Section 17(a) of the  Exchange Act and had also failed to supervise activities relating to the aforementioned  trades in violation of Section  15(b)(4)(E) of the Exchange
Act.

         The Firm was ordered to cease and desist from  committing or causing any  violation of the  aforementioned sections  of the  Exchange  Act,  pay a civil  money  penalty to the SEC in the amount of  $250,000  and  establish policies and procedures  reasonably  designed to assure compliance with Section 17(a) of the Exchange Act and Rules
17a-3 and 17a-4 thereunder.



                                                Page 18 of 20 pages



                                  SCHEDULE IV
                                  -----------
                      Applied Analytical Industries, Inc.
                              Cusip No. 037939105


     Purchases      Sales       Price             Trade Date  Settlement Date
--------------------------------------------------------------------------------
                    1,000      11   2/4            16-Sep-98   21-Sep-98
          100                  11   2/4            16-Sep-98   21-Sep-98
          500                  11   1/4            16-Sep-98   21-Sep-98
          100                  11   1/4            16-Sep-98   21-Sep-98
        5,000                  10 13/16            21-Sep-98   24-Sep-98
                      100      10   7/8            21-Sep-98   24-Sep-98
                    2,000      10   7/8            21-Sep-98   24-Sep-98
                    2,600      10   7/8            22-Sep-98   25-Sep-98
                    2,500      11                  22-Sep-98   25-Sep-98
          100                  11   1/4            22-Sep-98   25-Sep-98
                    1,000      11                  22-Sep-98   25-Sep-98
        1,000                  11   3/8            22-Sep-98   25-Sep-98
          100                  11   2/4            22-Sep-98   25-Sep-98
          500                  12   2/4            23-Sep-98   28-Sep-98
        1,000                  12   2/4            23-Sep-98   28-Sep-98
        1,000                  12   2/4            23-Sep-98   28-Sep-98
                    1,000      12   1/4            23-Sep-98   28-Sep-98
        1,000                  12   2/4            23-Sep-98   28-Sep-98
        2,000                  12 15/16            29-Sep-98    2-Oct-98
                    1,000      13   1/8            29-Sep-98    2-Oct-98
                    1,000      13   1/8            29-Sep-98    2-Oct-98
                    1,900      13   1/8            29-Sep-98    2-Oct-98
                    1,000      13   1/8            29-Sep-98    2-Oct-98
        2,000                  13  1/16            29-Sep-98    2-Oct-98
                    1,000      13   3/4            30-Sep-98    5-Oct-98
                    1,000      14   1/8            30-Sep-98    5-Oct-98
          600                  13   2/4            30-Sep-98    5-Oct-98
        1,000                  13   7/8            30-Sep-98    5-Oct-98
          300                  13                   1-Oct-98    6-Oct-98
          100                  13   3/4             1-Oct-98    6-Oct-98
          563                  13   7/8             1-Oct-98    6-Oct-98
          100                  13   2/4             1-Oct-98    6-Oct-98
          500                  14                   2-Oct-98    7-Oct-98
                    2,500      14                   2-Oct-98    7-Oct-98
        1,000                  14                   2-Oct-98    7-Oct-98
        1,000                  14   1/8             5-Oct-98    8-Oct-98
          200                  12.95                6-Oct-98    9-Oct-98
                    1,000      11   1/4             7-Oct-98   13-Oct-98
                      100      10   7/8             7-Oct-98   13-Oct-98
        1,000                  11   1/4             7-Oct-98   13-Oct-98
                      100      11                   7-Oct-98   13-Oct-98
        1,000                  13   1/8             7-Oct-98   13-Oct-98
                    1,000      11   2/4             9-Oct-98   15-Oct-98
        1,000                  12   3/8            13-Oct-98   16-Oct-98
                    1,000      12   3/8            13-Oct-98   16-Oct-98
                      500      13   3/8            15-Oct-98   20-Oct-98



                               Page 19 of 20 pages

     Purchases      Sales        Price          Trade Date  Settlement Date
--------------------------------------------------------------------------------
          500                  13   5/8            15-Oct-98   20-Oct-98
                    2,000      14                  16-Oct-98   21-Oct-98
          100                  14   1/8            16-Oct-98   21-Oct-98
        1,600                  14                  16-Oct-98   21-Oct-98
                    3,600      14   3/8            16-Oct-98   21-Oct-98
        5,000                  14  3/16            16-Oct-98   21-Oct-98
          600                  14                  16-Oct-98   21-Oct-98
                    2,000      14   1/8            16-Oct-98   21-Oct-98
          200                  13   3/4            16-Oct-98   21-Oct-98
        1,000                  14                  16-Oct-98   21-Oct-98
                    1,000      14   3/8            16-Oct-98   21-Oct-98
          100                  14   1/8            16-Oct-98   21-Oct-98
        5,000                  14  7/16            19-Oct-98   22-Oct-98
          500                  14   5/8            19-Oct-98   22-Oct-98
                    5,000      14   5/8            19-Oct-98   22-Oct-98
                    1,000      14   1/8            21-Oct-98   26-Oct-98
          700                  14                  21-Oct-98   26-Oct-98
                    1,000      15   1/4            22-Oct-98   27-Oct-98
          800                  15                  22-Oct-98   27-Oct-98
          500                  16                  23-Oct-98   28-Oct-98
          500                  16   1/8            23-Oct-98   28-Oct-98
                    1,000      16                  23-Oct-98   28-Oct-98
                    1,000      16   3/8            26-Oct-98   29-Oct-98
        5,000                  16  3/16            26-Oct-98   29-Oct-98
                    1,000      16   3/8            26-Oct-98   29-Oct-98
                    3,000      16   3/8            26-Oct-98   29-Oct-98
        1,000                  15   2/4            29-Oct-98    3-Nov-98
                    1,000      15                  29-Oct-98    3-Nov-98
                    1,000      16   1/4             3-Nov-98    6-Nov-98
        1,000                  16   1/4             3-Nov-98    6-Nov-98
           40                  16   1/4             3-Nov-98    6-Nov-98
        2,600                  16   1/4             3-Nov-98    6-Nov-98
                    2,600      16   1/4             3-Nov-98    6-Nov-98
                    1,000      16   2/4             4-Nov-98    9-Nov-98
          100                  17   1/4             5-Nov-98   10-Nov-98
          500                  17   1/8             5-Nov-98   10-Nov-98
          200                  16   2/4             5-Nov-98   10-Nov-98
                    1,000      16   3/4             5-Nov-98   10-Nov-98
        1,000                  17   1/4             5-Nov-98   10-Nov-98
          100                  17   1/4             5-Nov-98   10-Nov-98
                      400      17   2/4             9-Nov-98   13-Nov-98
      291,971                  17   1/8            10-Nov-98   11-Nov-98
          500                  17   1/8            10-Nov-98   16-Nov-98
        1,000                  17  5/16            11-Nov-98   16-Nov-98
                    1,000      17   2/4            11-Nov-98   16-Nov-98
                      200      12.95                6-Oct-98    9-Oct-98



                               Page 20 of 20 pages